Exhibit 99.1

Acorn International Announces Extraordinary General Meeting for Going Private Transaction

SHANGHAI, December 15, 2020 -- Acorn International, Inc. (NYSE: ATV) ("Acorn" or the "Company"), a leading marketing and branding company in China, today announced it will hold an Extraordinary General Meeting of Shareholders (“EGM”) on January 22, 2021 at 10:00 a.m. (Shanghai time) at the offices of Hogan Lovells International LLP, Suite 1804-1808, Park Place, 1601 Nanjing Road West, Jing An District, Shanghai 200040, People’s Republic of China. The meeting will be held to consider and vote on, among other matters: the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) with First Ostia Port Ltd., a Cayman Islands exempted company (“Parent”), and Second Actium Coin Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) in connection with the Merger; and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”).

If the Merger is completed, the Company, as the surviving corporation, will continue its operations under the name “Acorn International, Inc.” as a privately held company.

Following the consummation of the Merger, the Company’s American Depositary Shares ((“ADSs”), each ADS representing 20 Shares) will no longer be listed on the New York Stock Exchange. In addition, the ADSs and the Company’s Shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Board unanimously (but with Robert W. Roche, Acorn’s co-founder and Executive Chairman abstaining) acting upon the unanimous recommendation of a special committee of independent directors established by the Board, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions.

Shareholders (i.e., holders of ordinary shares) of record at the close of business in the Cayman Islands on January 18, 2021, will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on December 21, 2020 will be entitled to instruct Citibank, N.A., in its capacity as the ADS depositary, to vote the Shares represented by their ADSs at the EGM.

Additional Information about the Merger

In connection with the Merger, the Company is preparing and will mail a proxy statement to its shareholders. In addition, certain participants in the Merger are preparing and will mail to the Company's shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC's website (http://www.sec.gov) or at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be "participants" in the solicitation of proxies from our shareholders with respect to the Merger. Information regarding the persons who may be considered "participants" in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," “would,” "potential," “proposal” and similar statements. Such statements are based on current expectations and current economic, market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond control, including whether certain conditions precedent to the Merger will be satisfied, which (if they are not) would mean the Merger may not close, and may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Acorn International, Inc.	Compass Investor Relations
Mr. Jacob A. Fisch	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalgroup.com	www.compassinvestorrelations.com

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